SEC File Number: 000-50289
CUSIP Number: 87163L-10-3
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended:      September 30, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I
REGISTRANT INFORMATION
   SYNTAX-BRILLIAN CORPORATION

Full Name of Registrant

Former Name if Applicable
   1600 NORTH DESERT DRIVE

Address of Principal Executive Office (Street and Number)
   TEMPE, ARIZONA 85281-1230

City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Syntax-Brillian Corporation (the “Registrant”) requires additional time to file its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007 (the “Report”). The Registrant has expended considerable time and internal resources preparing its financial statements and, to ensure adequate disclosure, the Registrant requires additional time to file the Report. The Registrant is unable to complete and file the Report within the prescribed time period without unreasonable effort or expense. The Registrant expects to file the Report within the prescribed period allowed by Rule 12b-25.
PART IV
OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

John S. Hodgson	(602)	389-8888

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See attached.

SYNTAX-BRILLIAN CORPORATION
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 9, 2007	By:	/s/ John S. Hodgson
John S. Hodgson
Executive Vice President, Chief Financial Officer, and Treasurer

Attachment to Form 12b-25
Explanation for Part IV, Item 3.
     During the quarter ended September 30, 2007, the Registrant changed its business model related to the greater China and southeast Asia regions. Due to the licensing of the Registrant’s brand with one of its distributors in these regions, the Registrant has not recognized $56.1 million of shipments to this distributor which, for accounting purposes, will be recognized as collected. The Registrant also recorded a charge of $28.3 million related to the write off of goodwill and intellectual property associated with the planned divestiture of its Liquid Crystal on Silicone, or LCoS, business line. The Registrant recorded a net loss for the three months ended September 30, 2007 of approximately $13.5 million. This represents a significant change from the corresponding period for the previous fiscal year, in which the Registrant recorded a net income of approximately $4.4 million.